FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X   Form 40-F
                                    ---           ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                    ----   ----

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORDIANT COMMUNICATIONS GROUP PLC
                               (Registrant)


                               By: /s/  David Hearn
                                  -----------------------------------------
                                  Title:  Director and Chief Executive Officer

Date:    May 30, 2003

                                                                    Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


                                  PRESS RELEASE


Disposal of a 70% interest in Cordiant's principal Australian businesses.

Cordiant has entered into an agreement conditional on, amongst other things, shareholder approval, to dispose of a 70% interest in its principal Australian businesses ("The Communications Group" or "TCG"), including George Patterson Bates. It is proposed that TCG is acquired by The Communications Group Holdings ("TCGH"), a new corporate entity, which on completion will be owned 55% by funds advised by Pacific Equity Partners, 15% by TCG management and 30% by Cordiant. This transaction represents a first step in Cordiant's stated plan to reduce debt through a programme of non-core asset disposals.

The cash proceeds payable to Cordiant in respect of the disposal of TCG are A$61.2 million ((pound)24.6 million) which, after deduction of transaction costs, will be used to repay debt. Prior to completion, Cordiant will also extract surplus cash of A$41.0 million ((pound)16.5 million) which will be used to reduce net borrowings.

The retention by Cordiant of an equity interest in TCG through TCGH is consistent with the practice of other international agency groups, many of which have established or retained a presence in the Australian market through minority equity stakes. The Bates Group will continue to service its existing international clients in the Australian market through TCGH, which will, as part of the transaction, enter into network membership agreements with each of the Bates Group networks, in order to preserve continuity of service levels.

The Campaign Palace, one of Australia's leading creative agencies, which has always operated independently of George Patterson Bates, is not included in the transaction and will remain part of Cordiant.

In a separate transaction, it is intended that Cordiant will sell its interest in Western Australia based agency Marketforce to its management.

The Communications Group

The Communications Group is one of Australia's largest advertising and marketing communications groups, and provides a range of services to its clients including advertising, brand strategy, marketing strategy, media planning and buying, direct marketing, customer relationship management, public relations, sales promotion, interactive services, graphic design and retail store design. The Communications Group has approximately 900 employees, with its main offices located in Sydney, Melbourne, Brisbane and Auckland.

George Patterson Bates, the main component of TCG, was founded in 1934 and acquired by Bates Worldwide in 1964. In recent years TCG has expanded its service offering into branding and design, public relations, sales promotion, interactive and healthcare agencies.

In the year ended 31 December 2002, TCG's businesses on a combined basis generated revenues of A$128.4 million ((pound)51.6 million) and profit before tax of A$5.1 million ((pound)2.1 million). Net assets attributable to TCG as at 31 December 2002 were A$21.1 million ((pound)8.5 million).

David Hearn, Chief Executive, commented: "This is a good deal for Cordiant and for the clients and employees of our Australian businesses. This transaction will allow the Bates Group to continue to service its international clients effectively whilst at the same time executing the first stage of our debt reduction programme."

Separately the Board continues to advance its other discussions as indicated in Cordiant's announcement of 12 May, and is seeking to bring them to a conclusion in the near future in the best interests of the Group and its clients. However, none of the proposals currently under consideration is likely to result in an offer at or near the current share price.

A circular will be sent to shareholders in due course seeking their approval for the disposal of TCG.



                                                                    29 May 2003



Enquiries:
College Hill                                            Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield


Note: The exchange rate used in this announcement is A$2.49 to GBP(pound)1.00 as at 28 May 2003